UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: August 13, 2021

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

SIERRA WIRELESS

Q2 2021 | Second Quarter Report

For the three and six months ended June 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six month periods ended June 30, 2021 and up to and including August 13, 2021. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and six month periods ended June 30, 2021 and June 30, 2020, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2020 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars (“USD”).
We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.
Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.
Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another. These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.
In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
Additional information about our company, including our most recent consolidated financial statements and our 2020 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our third quarter fiscal 2021 guidance, the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns), our ability to meet customer demand and our financial results; the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things (“IoT”) solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “guidance”, “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected component supply constraints and manufacturing capacity;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:
•prolonged negative impact from COVID-19;
•our access to capital, if required;
•competition from new or established competitors or from those with greater resources;
•our reliance on single source suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our 2020 Annual Information Form under "Risk Factors" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.
Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless is a leading IoT solutions provider. By combining edge devices, connectivity services and cloud software into simple, integrated IoT solutions, we enable organizations to unlock value in the connected economy.
Customers start with Sierra because we offer a broad portfolio of edge-to-cloud solutions, comprised of embedded and networking devices seamlessly integrated with network connectivity services and cloud software. Original Equipment Manufacturers (“OEMs”), industrial companies, public safety agencies and enterprises worldwide rely on our expertise to deliver these fully integrated solutions to reduce complexity, turn data into intelligence, and get connected products and services quickly to market.
Our products and solutions enable businesses of any size to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/application programming interface ("API") service to help manage processes associated with connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless works to develop the right industry-specific solution for our customers next IoT endeavor.
We have been the first to market with many technology solutions in the wireless IoT space, including the world’s fastest, lowest power, and smallest cellular modules; intelligence at the edge with integrated embedded processing and an open source application framework; cloud-managed fourth generation (“4G”) Long-Term Evolution (“LTE”) routers and gateways; embedded smart subscriber identification modules (“SIMs”) with flexible connectivity options, and the world’s first multi-network fifth generation ("5G") vehicle router. We hold over 250 patents in wireless technologies.
Our business, comprised of our recurring connectivity services, cloud platform, gateways and embedded cellular modules, has a history of innovation. With R&D centers in North America, Europe and Asia and our continued focus on technology leadership, we remain dedicated to developing innovative IoT solutions that connect thousands of businesses to critical data, and millions of people to information.
We continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our leading position in the IoT market.
COVID-19 Impact
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health of our employees, partners, and customers. Maintaining the continuity of our business operations while ensuring the health and safety of our teams has been critical. We have also worked to develop and promote products and solutions that we believe will best serve communities as they deal with the challenges of COVID-19, including the transformation of medical care with connectivity.
As COVID-19 continues to significantly impact economies around the world, it creates significant uncertainty regarding the nearer term outlook for the markets where we provide our products and services. Our products serve companies across a broad range of industries, with some of our customers seeing demand delays while others are seeing significant improvements in their businesses. We have been partnering with our customers to address many of these changes and to manage their planned shipments and production allocations, including adjusting order lead-times for our industrial customers and distributors.
We see global supply chain tightness from key suppliers and manufacturing challenges that are constraining our ability to fully deliver and meet demand. We do not expect the global supply chain tightness to alleviate in the near term. In particular, our contract device manufacturer in Vietnam has faced ongoing COVID-related interruptions during July and August, resulting in production interruptions and reduced output. While limited production has resumed at the Vietnam facility and we are currently building our resilience by ramping up multiple locations, including our new Mexico site for gateways and routers, the ongoing impact of these interruptions is highly uncertain. This is expected to have a material negative impact on our financial condition and results of operations, including production capacity, revenue, gross margin percentage, gross margin dollars, profit, and cash in the third quarter of 2021. As a result, we expect a decrease of cash and cash equivalents and restricted cash of approximately $60 million during the three months ended September 30, 2021. See "Risks and Uncertainties - Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic" below.
We have taken actions with respect to how we operate our business to ensure we comply with government restrictions and guidelines as well as best practices to protect the health and well-being of our employees. Internally, since mid-March of 2020 and subject to certain exceptions relating to employees that require specialized equipment for the development and testing of products, our employees have been working from home. We have been able to operate our business effectively and (other than as discussed above) without major interruptions, and have also taken measures to reduce our operating expenditures.
The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business in all regions that we serve. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease (including new variants of concern), the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of vaccination campaigns and other actions to contain and treat the disease in North America, Europe, and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. See "Risks and Uncertainties – Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic” below.
Ransomware Incident
On March 20, 2021, Sierra Wireless was the subject of a ransomware incident affecting our internal IT systems and corporate website. As a result of the incident, we temporarily halted production at our manufacturing sites. We immediately engaged a leading team of external legal counsel and forensic investigators to support us with our investigation, and identify, isolate and address the incident.
We have since enhanced our security and monitoring tools with an added layer of protection that is intended to detect and identify malicious activity and assist us in cleaning any potentially compromised systems. While initially suspended, our factory production resumed less than a week after the incident was discovered. Our internal teams continued to work with our external advisors to review and evaluate additional security measures that could be implemented to further protect our systems. Ensuring the safety and security of our systems remains one of our top priorities. The investigation into the impact of the ransomware incident has been substantially completed. However, there can be no assurance that further impacts to our internal controls or operations will not be identified.
See also “Risks and Uncertainties - Cyber-attacks or other breaches of information technology security could have an adverse impact on our business” below.
Contributing to our Global Community
Throughout the COVID-19 pandemic, a number of our products and solutions have been used to both improve patient and worker safety, and provide and maintain much needed connectivity throughout the world. Some of these products and solutions are mentioned below and include:
•Our AirLink® range of cellular routers and gateways which have allowed paramedics in Germany to provide real-time video and data streaming to and from patients, enabling remote patient diagnosis and treatment. They have also enabled the remote monitoring of other medical equipment such as blood analysis machines.
•Our Ready-to-Connect LTE Cat-1 module with Smart Connectivity has helped to enable automated sanitization for hotels, restaurants and offices keeping consumers and workers safe.
•Wireless Fidelity (“Wi-Fi”) hotspots using our routers were set up in Los Angeles to help reduce the infection rates of COVID-19 among the homeless population.
•Our AirLink® routers have also been helping to keep cancer patients safe during the pandemic by enabling remote tumor treatment for patients, minimizing patient interactions with medical staff which could expose the cancer patients and increase their risk of infection.
•Our AirLink® LX40 routers and Smart Connectivity service has been used to help improve pandemic management enabling rapid COVID-19 tests in the United Kingdom through a new genetic testing service. This new testing service gives a result in just over an hour and is able to be remotely monitored.
•Our products have also helped to improve patient safety in Korea by enabling a monitoring system for ventilators which allows multiple ventilators to be monitored at the same time, remotely.
•Our modules are helping to keep people safe by connecting robotic scrubbers in San Diego, California as a cleaning solution for airports, malls and retail spaces. This is helping to ensure that workers are not put at risk of infection while having to clean these spaces.
•In the City of Tucson, our AirLink® RV55 routers have enabled underserved communities’ access to online education, employment and family services. More than 20,000 families in Tucson, Arizona, United States of America lacked broadband access for school and work, with the pandemic compounding the issue exponentially.
•With schools and students having limited internet access during the pandemic, our AirLink® MP70 routers have enabled students to continue learning throughout the pandemic with remote internet access hotspots, and have equipped homes throughout the United States of America to better enable distance learning.
•With most schools also having to give lessons online to students at home during the pandemic, we were able to help keep schools online with reliable connectivity in New South Wales, Australia so that they remained operational during network outages. Our AirLink® RV55X router ensured the schools had 4G failover and minimal downtime in case an outage should occur.
In addition, 7 out of the top 10 State Police Agencies in the U.S. use Sierra Wireless’ connectivity, and more than half of the top 100 police departments in the U.S. rely on Sierra Wireless’ routers in cruisers and incident response vehicles.
This is just a snapshot of some of the ways that Sierra Wireless’ products and solutions have been contributing to communities around the world, particularly throughout the pandemic.
Change in Reportable Segments
For 2020 and 2019, we operated our business under two reportable segments (i) IoT Solutions and (ii) Embedded Broadband. During the first quarter of 2021, we revised our reportable segments to better reflect the way the Company manages its business and reorganized our reportable segments to align our various businesses for future growth and to streamline operations. We now classify our operations into the following two reportable segments: (i) IoT Solutions (New) and (ii) Enterprise Solutions. We have retroactively restated prior period information to align with this new segmentation.
IoT Solutions (New)
Our new IoT Solutions segment includes our cellular wireless IoT module solutions, IoT connectivity services, embedded broadband solutions, and Octave edge-to-cloud solution.
Our world-class and market leading portfolio of cellular wireless IoT modules provide OEMs with 5G, 4G LTE, third generation/second generation (“3G/2G”), Low Power Wide Area (“LPWA”), Wi-Fi, Bluetooth and Global Navigation Satellite System (“GNSS”) connectivity with simple, scalable and secure solutions that accelerate product development and deployment. This portfolio of secure IoT modules feature built-in edge-to-cloud connectivity and both cloud and industrial APIs. These and other advanced features enable OEMs to simplify product development, integration, and deployment, helping them quickly prototype and deliver new connected products to market. All Sierra Wireless modules feature built-in security, minimizing risk for customers and reducing the time and resources they need to invest in meeting certification requirements.
Furthermore, for connecting industrial assets, we have Octave®, an all-in-one edge-to-cloud solution that enables customers to securely extract, orchestrate, and act on data from their equipment to the cloud. With Octave, customers can focus on their data, simplify IoT application development and de-risk their IoT deployments. Octave was named the winner of Mobile Breakthrough’s ‘IoT Innovation of the Year’ award in 2020.
We also offer IoT connectivity services that help customers simplify their IoT journey, whether their machines or other connected assets are regionally located or globally dispersed. Our Enhanced Carrier Connectivity service optimizes and simplifies North American deployments, with multi-carrier options for IoT deployments in the US, Canada, and Mexico and a single point of accountability for connectivity management. Our Smart Connectivity service accelerates global IoT deployments, while making it easy for customers to maintain a secure connection to assets anywhere in the world. Both services leverage Sierra Wireless’ 24/7/365 Global Network Operation Center based in Atlanta, Georgia and our partnerships with more than 600 networks in more than 190 countries.
Our embedded broadband solutions are comprised of our industrial-grade modules that provide unprecedented speed, bandwidth and network performance for connecting to the world’s 5G and 4G networks. These high-speed modules are typically used in non-industrial applications, namely mobile computing, and enterprise networking.
In the second quarter of 2021, we announced our new HL78 Series Long-Term Evolution for Machines and Narrowband Internet of Things modules. The HL78 Series includes the HL7845 module for smart energy solutions, and the HL7810 and HL7812 for battery powered and low power deployments that require deep area coverage such as smart city applications, asset tracking, commercial buildings, manufacturing, healthcare, and agriculture. These modules offer best-in-class power consumption and the highest level of security, while minimizing the risk of industrial IoT deployment.
With our first-to-market fifth generation new radio (“5G NR”), Sub-6 Gigahertz, millimeter wave 5G IoT modules, we enable many new applications that require secure connectivity worldwide, and in the second quarter of 2021 we announced our next generation of 5G modules, the EM92 Series. These new 5G modules feature 3rd Generation Partnership Project (“3GPP”) Release 16 standard capabilities, and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, gateways, industrial automation, commercial video surveillance, healthcare, public safety, and new IoT applications.
Sierra Wireless has a successful track record of pioneering wireless innovations and we are committed to delivering new 5G solutions to support network rollouts. Our expertise, portfolio of integrated end-to-end solutions, and strong partnerships help customers move past the complexities of IoT to drive new revenue streams, new services and new business models. We have a strong customer base, and we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. Our 5G EM Series modules have been designed to connect to 5G networks around the world, and our EM91 Series modules have already been certified to operate by 5G mobile network operators in North America, Europe, and Asia.
Enterprise Solutions
Our Enterprise Solutions include our range of Sierra Wireless AirLink® routers, IoT gateways, IoT applications and advanced network management, managed connectivity services, and mobility applications. These secure 4G LTE and 5G NR networking solutions support mission critical applications in key industries such as retail, financial services, field service, smart grid/ smart metering, oil and gas, transportation, and public safety. We have a broad range of cellular gateways and routers complemented by our cloud-based services and software for secure management.
In the fourth quarter of 2020, we launched the world’s first multi-network 5G vehicle router primarily for the transportation and public safety industries. The MG90 5G provides secure, always-on mobile connectivity for mission-critical first responder, field service and transit applications, and is purpose-built for demanding high-speed multi-network vehicle needs. The AirLink® MG90 5G delivers the best-in-class user experience, performance, and reliability that the top public safety agencies rely on to ensure safety and save lives.
In the second quarter of 2021, we launched our most advanced 5G router portfolio, the XR Series. The first two routers in the XR Series, the XR90 and the XR80, enable customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming and voice communications in mission-critical environments and high performance business-critical 5G applications. The XR Series delivers the full performance of 5G across any network (5G, Wi-Fi 6, Ethernet) whether used for mobile applications or primary, temporary, or backup fixed wireless connectivity.

Our gateway solutions address a broad range of market applications within the mobility, industrial, and enterprise market segments. Our products are known for their technical capability and high reliability in mission-critical applications. These gateways leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including Wi-Fi, Bluetooth, GNSS, and FirstNet.
We offer asset, fleet, and cargo tracking; offender and remote monitoring; and alarm communications. These solutions and services also benefit from our IoT cloud platform services, which customers can use to help connect devices to mobile networks, manage their devices and build new IoT applications. These applications are market-ready and include all the components of an IoT solution, including edge-to-cloud devices, connectivity, and software applications, with a quick time to market and easy deployment in the field.
In the second quarter of 2021, we launched Acculink, a new managed IoT solution for asset tracking which offers advanced capabilities to track the location and condition of high-value and sensitive assets anywhere in the world. Acculink has also been integrated with Microsoft Azure IoT Central, providing a managed solution bundling both the hardware and platform bringing simplicity, extra functionality, and capabilities for customers.

Our managed connectivity solutions provide customers with reliable and secure wireless broadband connectivity when and where they need it, by combining our industry-leading hardware portfolio with multi-network connectivity access. With the solution expertly installed by certified installers and managed 24/7/365 by our team of wireless professionals, we provide customers with everything they need for connectivity, with a single monthly price and guaranteed service levels.
We also provide a cloud platform that includes advanced reporting and analytics. Our AirLink® cellular routers and IoT gateway solutions are integrated tightly with our AirLink® management service. These and other industry-leading capabilities have enabled us to achieve a leading position in the global cellular wireless IoT gateway market.
Key Performance Metric
In the first quarter of 2021, we introduced a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. Monthly Recurring Revenue ("MRR"), is defined as the monthly subscription revenue, including usage fees from current subscribers.

Monthly Recurring Revenue Growth
Millions
12
11
10
9
8
7
6
5
+20% CAGR
7.9
8.1
8.0
8.8
9.1
9.5
10.5
11.5
11.4
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

(1) CAGR is the compounded annual growth rate over the time period specified.
(2) MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
Second Quarter Overview
Key highlights for the second quarter of 2021:
Corporate:
•On July 12, 2021, we announced that our Board of Directors has appointed Phil Brace as our new President and CEO, effective July 26, 2021. Our previous President and CEO, Kent Thexton, will stay on at Sierra Wireless until August 13, 2021 to complete the transition.

Enterprise Solutions:
•On April 15, 2021, we announced the launch of Acculink Cargo, a new managed IoT solution that companies can quickly deploy to track the location and condition of high-value and sensitive assets.
•On April 20, 2021, we announced the availability of our Ready-to-Connect function for our AirLink routers within the European markets, making it easy for customers to streamline business operations and manage and activate connectivity worldwide.
•On May 11, 2021, we announced the launch of what we believe to be the next evolution in market leading routers with our new XR Series of multi-network 5G routers. The first two routers of the XR Series, the XR90 and the XR80, enable customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming and voice communications in mission-critical environment and high performance business-critical 5G applications.
•On July 13, 2021, we announced that our managed IoT solution, Acculink, has been successfully integrated with Microsoft Azure IoT Central. Acculink helps companies to track the location and condition of high-value and sensitive assets.
IoT Solutions:
•On May 18, 2021, we announced our next generation of 5G mobile broadband embedded modules, the EM92 Series. These new 5G modules feature 3GPP Release 16 standard capabilities and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, gateways, industrial automation, commercial video surveillance, healthcare, public safety, and new IoT applications.
•On June 10, 2021, we announced that Aquamonitrix is using our Octave™, the all-in one edge-to-cloud solution for connecting industrial assets to the cloud, to enable its ground-breaking water quality analyzer to provide accurate, real-time information on nitrate and nitrite levels in fresh and effluent water.
•June 17, 2021, we announced that our EM9190 5G New Radio (NR) embedded module was certified in January, and the MG90 5G multi-network 5G vehicle router was certified in February, to operate on T-Mobile's 5G network.
•On June 17, 2021, we announced that our EM9190 and EM9191 5G Sub-6/LTE NR embedded modules have completed interoperability testing with NTT DOCOMO on their 5G network in Japan.
•On June 22, 2021, we announced the launch of our new HL78 Series modules – the HL7810 and HL7812, for battery powered and low power deployments that require deep area coverage such as smart energy solutions, smart city applications, asset tracking, commercial buildings, manufacturing, healthcare, and agriculture.
•On June 29, 2021, we announced that our EM9190 5G mmWave/Sub-6/LTE NR and EM9191 5G Sub-6/LTE NR embedded modules are the first to be fully certified to operate on Deutsche Telekom’s 5G public network and campus (private) networks in Europe. This certification will enable customers in Europe to leverage the higher data speeds, lower latency, and capacity of 5G with one of the world's leading integrated telecommunications companies.
•On July 8, 2021, we announced that our EM9190 5G NR embedded module has been integrated into Mobile Viewpoint's new Agile Ultra 5G mobile encoder. Mobile Viewpoint is among the first companies to bring to market a 5G mobile encoder able to remotely transmit live 4K Ultra-High-Definition (UHD) video from sporting, news, and other outside events.

CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth our consolidated statements of operations for the three and six months ended June 30, 2021 and 2020. We have retroactively restated prior period information to align with our new segmentation.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue
IoT Solutions	90,309	77,629	164,887	146,011
Enterprise Solutions	42,476	34,089	75,960	68,728
	132,785	111,718	240,847	214,739
Cost of sales
IoT Solutions	65,884	54,599	118,376	104,796
Enterprise Solutions	20,670	16,111	38,513	34,010
	86,554	70,710	156,889	138,806
Gross margin	46,231	41,008	83,958	75,933
Gross margin %	34.8%	36.7%	34.9%	35.4%
Expenses
Sales and marketing	21,423	21,192	41,244	44,746
Research and development	16,930	22,065	34,414	43,452
Administration	11,025	12,122	27,124	23,912
Restructuring	1,720	245	4,294	851
Acquisition-related and integration	72	185	281	185
Amortization	4,389	5,324	9,013	10,715
	55,559	61,133	116,370	123,861
Loss from operations	(9,328)	(20,125)	(32,412)	(47,928)
Foreign exchange gain (loss)	1,143	3,544	(3,116)	610
Other expense	(1,246)	(283)	(1,889)	(475)
Loss before income taxes	(9,431)	(16,864)	(37,417)	(47,793)
Income tax expense (recovery)	605	427	1,157	(3,292)
Net loss from continuing operations	(10,036)	(17,291)	(38,574)	(44,501)
Net earnings (loss) from discontinued operations	85	1,684	(1,237)	6,231
Net loss	(9,951)	(15,607)	(39,811)	(38,270)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	(0.27)	(0.48)	(1.05)	(1.23)
Discontinued operations	—	0.05	(0.03)	0.17
	(0.27)	(0.43)	(1.08)	(1.05)
Weighted average number of shares of shares (in thousands) - basic and diluted	36,992	36,341	36,865	36,309
Product revenue	97,595	84,820	171,984	161,128
Connectivity, software and services	35,190	26,898	68,863	53,611
Non-GAAP Financial Measures(1):
Adjusted EBITDA	4,334	(8,734)	(63)	(24,942)
Adjusted loss from continuing operations	(1,116)	(13,023)	(10,741)	(32,237)
Basic and diluted adjusted loss per share from continuing operations (in dollars)	(0.03)	(0.36)	(0.29)	(0.89)
(1) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.

DISCUSSION OF QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS
On November 18, 2020, we completed the sale of our Automotive Business. Results of operations described below exclude operating results of our Automotive Business as they are classified as discontinued operations.
Three and Six Months Ended June 30, 2021 Compared to Same Periods of 2020
Revenue from continuing operations
Revenue increased by $21.1 million, or 18.9%, to $132.8 million in the second quarter of 2021 compared to the same period of 2020. We were able to achieve higher than expected revenue in the second quarter of 2021 despite the tight supply chain environment we operate in, as we secured additional parts during the quarter. The increase was primarily attributable to increased product sales, both in the IoT Solutions and Enterprise Solutions segments, and an increase in connectivity, software, and services revenue.
Revenue increased by $26.1 million, or 12.2%, to $240.8 million in the first six months of 2021 compared to the same period of 2020. The increase was primarily attributable to continued growth in connectivity, software, and services revenue and increase in product sales, partially offset by lower legacy 2G/3G modules.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,				Six months ended June 30,
	2021		2020		2021		2020
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Product	97,595	73.5%	84,820	75.9%	171,984	71.4%	161,128	75.0%
Connectivity, software, and services	35,190	26.5%	26,898	24.1%	68,863	28.6%	53,611	25.0%
	132,785	100.0%	111,718	100.0%	240,847	100.0%	214,739	100.0%
Product revenue increased by $12.8 million, or 15.1%, to $97.6 million in the second quarter of 2021 compared to the same period of 2020. Product revenue increased by $10.9 million, or 6.7%, to $172.0 million in the first six months of 2021 compared to the same period of 2020. The increases were primarily due to growth in LPWA and mobile broadband modules and enterprise gateway products, partially offset by lower legacy 2G/3G modules.
Connectivity, software, and services revenue increased by $8.3 million, or 30.8%, to $35.2 million in the second quarter of 2021 compared to the same period of 2020. Connectivity, software, and services revenue increased by $15.3 million, or 28.4%, to $68.9 million in the first six months of 2021 compared to the same period of 2020. The increases were primarily due to growth in IoT connectivity.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,				Six months ended June 30,
	2021		2020		2021		2020
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Americas	57,863	43.6%	51,903	46.5%	105,305	43.7%	100,327	46.7%
Europe, Middle East and Africa	22,684	17.1%	17,593	15.7%	41,903	17.4%	37,948	17.7%
Asia-Pacific	52,238	39.3%	42,222	37.8%	93,639	38.9%	76,464	35.6%
	132,785	100.0%	111,718	100.0%	240,847	100.0%	214,739	100.0%
Revenue to the Americas increased by $6.0 million, or 11.5%, to $57.9 million in the second quarter of 2021 compared to the same period of 2020. Revenue to the Americas increased by $5.0 million, or 5.0%, to $105.3 million in the first six months of 2021 compared to the same period of 2020. The increases were primarily due to improved sales of our enterprise gateway products and strong performance in our IoT applications.

Revenue to Europe, Middle East and Africa increased by $5.1 million, or 28.9%, to $22.7 million in the second quarter of 2021 compared to the same period of 2020. Revenue to Europe, Middle East and Africa increased by $4.0 million, or 10.4%, to $41.9 million in the first six months of 2021 compared to the same period of 2020. The increases were primarily due to improved sales of integrated IoT modules.
Revenue to Asia-Pacific increased by $10.0 million, or 23.7%, to $52.2 million in the second quarter of 2021 compared to the same period of 2020. Revenue to Europe, Middle East and Africa increased by $17.2 million, or 22.5%, to $93.6 million in the first six months of 2021 compared to the same period of 2020. The increases were primarily due to the growth in our LPWA modules and M2M Australia group.
We operate our business under two reportable segments: (i) IoT Solutions (New) and (ii) Enterprise Solutions. In the first quarter of 2021, we transitioned to these two reportable segments from the two segments we were reporting on previously. See "Business Overview - Change in Reportable Segments" for more details.
IoT Solutions revenue
IoT Solutions segment revenue increased by $12.7 million, or 16.3% to $90.3 million in the second quarter of 2021 compared to the same period of 2020. The increase was primarily due to growth in LPWA and mobile broadband modules as well as IoT connectivity.
IoT Solutions segment revenue increased by $18.9 million, or 12.9% to $164.9 million in the first six months of 2021 compared to the same period of 2020. The increase was primarily due to growth in IoT connectivity, LPWA and mobile broadband modules, partially offset by lower legacy 2G/3G modules.
Enterprise Solutions revenue
Enterprise Solutions segment revenue increased by $8.4 million, or 24.6% to $42.5 million in the second quarter of 2021 compared to the same period of 2020. The increase was primarily due to improved sales of our enterprise gateway products.
Enterprise Solutions segment revenue increased by $7.2 million, or 10.5% to $76.0 million in the first six months of 2021 compared to the same period of 2020. The increase was primarily due to improved sales in our enterprise gateway products.
Gross margin
Gross margin for the second quarter of 2021 was 34.8% as compared to 36.7% for the same period of 2020. Gross margin for the first six months was 34.9% compared to 35.4% for the same period of 2020. The decrease in gross margin was primarily impacted by increased component costs.
IoT Solutions gross margin for the second quarter of 2021 was 27.0% compared to 29.7% for the same period of 2020. The decrease in gross margin was primarily due to higher volume of lower-margin LPWA modules and higher component costs as a result of industry-wide supply constraints, partially offset by higher-margin IoT connectivity revenue. IoT Solutions gross margin for the first six months of 2021 remained consistent at 28.2% to the same period of 2020.
Enterprise Solutions margin was 51.3% in the second quarter of 2021 compared to 52.7% in the same period of 2020. Enterprise Solutions margin was 49.3% in the first six months of 2021 compared to 50.5% in the same period of 2020. The decreases in gross margin were primarily due to increased component costs as a result of industry-wide supply constraints.

Sales and marketing
Sales and marketing expense increased slightly by $0.2 million, or 1.1%, to $21.4 million in the second quarter of 2021 compared to the same period of 2020. Sales and marketing expense decreased by $3.5 million, or 7.8%, to $41.2 million in the first six months of 2021 compared to the same period of 2020. The decrease was primarily driven by various restructuring initiatives we commenced in the third quarter of 2020 to reduce operating expenses in conjunction with the sale of our Automotive Business in the fourth quarter of 2020.
Sales and marketing expense included stock-based compensation and related social taxes of $1.0 million in each of the second quarter of 2021 and 2020, respectively, and $2.3 million and $2.0 million in the first six months of 2021 and 2020, respectively.
Research and development
R&D expense decreased by $5.1 million, or 23.3%, to $16.9 million in the second quarter of 2021 and by $9.0 million, or 20.8%, to $34.4 million in the first six months of 2021 compared to the same periods of 2020. The decreases were primarily driven by various restructuring initiatives we commenced in the third quarter of 2020 as described above and contributions from COVID-19 related government subsidies.
R&D expense included stock-based compensation and related social taxes of $0.8 million and $0.7 million in the second quarter of 2021 and 2020, respectively, and $1.9 million and $1.4 million in the first six months of 2021 and 2020, respectively.
Administration
Administration expense decreased by $1.1 million, or 9.0%, to $11.0 million in the second quarter of 2021 compared to the same period in 2020. The decrease was primarily driven by various restructuring initiatives we commenced in the third quarter of 2020 as described above.
Administration expense increased by $3.2 million, or 13.4%, to $27.1 million in the first six months of 2021 compared to the same period in 2020. The increase was primarily due to separation costs related to our CEO's retirement and search, including higher stock-based compensation in connection with accelerated vesting of equity awards, partially offset by COVID-19 related government subsidies and the favorable impact of restructuring initiatives as described above.
Administration expense included stock-based compensation and related social taxes of $1.9 million and $1.6 million in the second quarter of 2021 and 2020, respectively, and $7.3 million and $3.0 million in the first six months of 2021 and 2020, respectively.
Restructuring
Restructuring expense of $1.7 million and $4.3 million in the second quarter and first six months of 2021, respectively, were mainly related to our initiative announced in the third quarter of 2020 to reduce operating expenses in conjunction with the sale of our Automotive Business.
Restructuring expense of $0.2 million and $0.9 million in the second quarter and first six months of 2020, respectively, were related to restructuring activities to accelerate our transformation to a Device-to-Cloud IoT solutions company which started in late 2018.

Acquisition-related and integration
Acquisition-related and integration expense of $0.1 million and $0.3 million in the second quarter and first six months of 2021, respectively, reflected costs incurred from the acquisition of M2M New Zealand in December 2020.
Amortization
Amortization expense decreased by $0.9 million, or 17.6%, and by $1.7 million, or 15.9%, in the second quarter and first six months of 2021, respectively, compared to the same periods of 2020. The decreases were primarily due to fully depreciated acquisition related assets. Amortization expense in the second quarter and first six months of 2021 included $2.9 million and $5.9 million of acquisition-related amortization, respectively, compared to $3.8 million and $7.6 million in the same periods of 2020.
Foreign exchange gain (loss)
Foreign exchange gain was $1.1 million, a decrease of $2.4 million for the second quarter of 2021 compared to the same period of 2020. For the first six months, foreign exchange loss was $3.1 million compared to a gain of $0.6 million in the same period of 2020. The decrease in foreign exchange gain was primarily driven by a decrease in the value of the Euro compared to the U.S. dollar.
Income tax expense (recovery)
Income tax expense of $0.6 million and $0.4 million in the second quarter of 2021 and 2020, respectively, is corporate income tax resulting from ordinary business in various jurisdictions.
Income tax expense of $1.2 million in the first six months of 2021 is corporate income tax resulting from ordinary business in various jurisdictions. Income tax recovery of $3.3 million in the first six months of 2020 included a tax recovery of $2.3 million under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States, and a notional income tax recovery of $2.3 million (corresponding notional income tax expense recorded under discontinued operations) as a result of the sale of our Automotive Business.
Net loss from continuing operations
In the second quarter of 2021, net loss from continuing operations was $10.0 million compared to $17.3 million in the same period of 2020. The decrease in net loss was primarily attributable to higher revenue, lower R&D and lower administration expense as described above, partially offset by lower gross margin percentage and higher restructuring costs as described above.
In the first six months of 2021, net loss from continuing operations was $38.6 million compared to $44.5 million in the same period of 2020. The decrease in net loss was primarily attributable to higher revenue, lower sales and marketing and lower R&D expense as described above, partially offset by a lower gross margin percentage, higher administration expense, higher restructuring costs, higher foreign exchange loss, and higher income tax expense as described above.
Net earnings (loss) from discontinued operations
Net earnings from discontinued operations was $0.1 million and net loss of $1.2 million in the second quarter and first six months of 2021, respectively, compared to net earnings of $1.7 million and $6.2 million in the same periods of 2020. We completed the sale of our Automotive Business in November 2020.

SUMMARY OF QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS
The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2020, except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period. You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2021		2020					2019
	Q2	Q1	Total	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	132,785	108,062	448,588	120,478	113,371	111,718	103,021	125,107	136,695
Cost of sales	86,554	70,335	289,837	77,112	73,919	70,710	68,096	80,347	87,071
Gross margin	46,231	37,727	158,751	43,366	39,452	41,008	34,925	44,760	49,624
Gross margin %	34.8%	34.9%	35.4%	36.0%	34.8%	36.7%	33.9%	35.8%	36.3%
Expenses
Sales and marketing	21,423	19,821	86,481	21,663	20,072	21,192	23,554	21,070	22,286
Research and development	16,930	17,484	82,029	20,878	17,699	22,065	21,387	20,787	18,796
Administration	11,025	16,099	48,513	13,402	11,199	12,122	11,790	11,273	11,496
Restructuring	1,720	2,574	8,740	4,800	3,089	245	606	2,251	4,588
Acquisition-related and integration	72	209	440	115	140	185	—	274	291
Impairment	—	—	—	—	—	—	—	877	—
Amortization	4,389	4,624	20,584	4,829	5,040	5,324	5,391	5,356	5,013
	55,559	60,811	246,787	65,687	57,239	61,133	62,728	61,888	62,470
Loss from operations	(9,328)	(23,084)	(88,036)	(22,321)	(17,787)	(20,125)	(27,803)	(17,128)	(12,846)
Foreign exchange gain (loss)	1,143	(4,259)	8,003	3,734	3,659	3,544	(2,934)	1,661	(2,929)
Other expense	(1,246)	(643)	(2,027)	(564)	(988)	(283)	(192)	(111)	(122)
Loss before income tax	(9,431)	(27,986)	(82,060)	(19,151)	(15,116)	(16,864)	(30,929)	(15,578)	(15,897)
Income tax expense (recovery)	605	552	(11,909)	(7,984)	(633)	427	(3,719)	(262)	3,864
Net loss from continuing operations	(10,036)	(28,538)	(70,151)	(11,167)	(14,483)	(17,291)	(27,210)	(15,316)	(19,761)
Net earnings (loss) from discontinued operations	85	(1,322)	20,810	12,123	2,456	1,684	4,547	4,398	(460)
Net earnings (loss)	(9,951)	(29,860)	(49,341)	956	(12,027)	(15,607)	(22,663)	(10,918)	(20,221)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.27)	$(0.78)	$(1.93)	$(0.31)	$(0.40)	$(0.48)	$(0.75)	$(0.42)	$(0.55)
Discontinued operations	—	(0.04)	0.57	0.33	0.07	0.05	0.13	0.12	(0.01)
	$(0.27)	$(0.81)	$(1.36)	$0.03	$(0.33)	$(0.43)	$(0.62)	$(0.30)	$(0.56)
Weighted average number of shares (in thousands) - basic and diluted	36,992	36,736	36,393	36,534	36,417	36,341	36,277	36,222	36,179
Product revenue	97,595	74,389	332,544	87,856	83,560	84,820	76,308	99,024	112,177
Connectivity, software and services	35,190	33,673	116,044	32,622	29,811	26,898	26,713	26,083	24,518
Non-GAAP Financial Measures(1):
Adjusted EBITDA	4,334	(4,397)	(34,930)	(2,894)	(7,094)	(8,734)	(16,208)	(3,193)	3,532
Adjusted earnings (loss) from continuing operations	(1,116)	(9,625)	(50,967)	(7,006)	(11,724)	(13,023)	(19,214)	(6,883)	(289)
Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$(0.03)	$(0.26)	$(1.40)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)	$(0.01)
(1) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.

See "Consolidated Results of Operations" in this MD&A, for details of our results for the second quarter of 2021 compared to results for the second quarter of 2020.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

LIQUIDITY AND CAPITAL RESOURCES
Selected Consolidated Financial Information:
The following table and discussion includes cash flows from continuing and discontinued operations.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020
Cash flows provided by (used in):
Operating activities	$15,256	$5,689	$(35,128)	$(753)
Investing activities	(6,768)	(6,439)	(11,883)	(29,365)
Financing activities	(2,908)	(10,327)	(5,021)	13,967

Free Cash Flow (1)	8,782	(782)	(46,731)	(11,951)
(1) See section titled "Non-GAAP Financial Measures" for a reconciliation to the applicable U.S. GAAP financial measure.
Operating Activities
Cash provided by operating activities increased by $9.6 million to $15.3 million in the second quarter of 2021 compared to the same period of 2020. Cash provided by operating activities before changes in working capital was $0.5 million in the second quarter of 2021 compared to cash used in operating activities of $8.6 million in the same period of 2020, primarily driven by lower net loss in the second quarter of 2021. Cash provided by changes in working capital was $14.8 million in the second quarter of 2021 compared to $14.3 million in the same period of 2020.
Cash used in operating activities increased by $34.4 million to $35.1 million in the first six months of 2021 compared to the same period of 2020. Cash used in operating activities before changes in working capital was $8.5 million in the second quarter of 2021 compared to $14.6 million compared to the same period of 2020. Cash used by changes in working capital was $26.6 million in the first six months of 2021 compared to cash provided by changes in working capital of $13.9 million in the same period of 2020. Non-cash working capital was impacted negatively in the first six months of 2021 by higher working capital requirements due to investments in inventory given the industry-wide supply constraints.
Investing Activities
Cash used in investing activities increased by $0.3 million to $6.8 million in the second quarter of 2021 compared to the same period of 2020, primarily due to a tax holdback payment to the sellers of M2M New Zealand.
Cash used in investing activities decreased by $17.5 million to $11.9 million in the first six months of 2021 compared to the same period of 2020. The decrease in cash used was primarily due to the acquisition of M2M Group for $18.4 million in 2020.
Capital expenditures of $6.5 million and $11.6 million in the second quarter and first six months of 2021, respectively, were primarily for R&D equipment, production and networking equipment, while cash used for intangible assets was primarily for software license costs.

Financing Activities
Net cash used in financing activities decreased by $7.4 million to $2.9 million in second quarter of 2021 compared to the same period of 2020. Net cash used in financing activities in the second quarter of 2020 included $10.0 million repayment of short-term borrowings, partially offset by the increase in cash used for the share repurchase for our RSU distribution in 2021.
Net cash used in financing activities was $5.0 million in the first six months of 2021 compared to net cash provided in financing activities of $14.0 million in the same period of 2020. The increase in cash used was primarily due to the purchase of treasury shares for RSU distribution, partially offset by issuance of common shares on stock option exercises. Net cash provided in financing activities in the first six months of 2020 included $15.0 million proceeds from short-term borrowings.
Free Cash Flow
Free cash flow is defined and calculated under "Non-GAAP Financial Measures" section below.
Free cash flow in the second quarter of 2021 increased by $9.6 million as compared to the same period of 2020. The increase was primarily due to improved cash inflow from operating activities as described above.
Free cash flow in the first six months of 2021 decreased by $34.8 million compared to the same period of 2020. The decrease was primarily due to the cash outflow from operating activities as described above.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures, restructuring expenditures, and other obligations. Due to COVID related impacts on manufacturing at our third party manufacturer in Vietnam as described previously (see "Business Overview - COVID-19 Impact") our electronic components inventory continues to increase, which significantly increases our capital requirement for working capital. In addition, cash will be used for share purchases to settle certain restricted share units ("RSU") distribution and may also be used to finance acquisitions of businesses in line with our strategy. In light of the current COVID-19 environment, we have taken actions to manage our cash flow by limiting hiring to key replacements and selected investment areas as well as exercising general austerity measures. As a result of these actions and the related developments described in "Business Overview - COVID-19 Impact" above, we expect a decrease of cash and cash equivalents and restricted cash of approximately $60 million during the three months ended September 30, 2021. As at June 30, 2021, our credit facility with the Canadian Imperial Bank of Commerce (“CIBC”) had a credit limit of $30 million as discussed below. To access the facility, we currently would require a waiver due to a financial covenant related to trailing profitability.
We continue to believe our cash and cash equivalents balance of $113.7 million as at June 30, 2021, combined with our receivable purchase facility, will be sufficient to fund our expected working capital, purchases of shares for future RSU settlement, capital expenditures, and restructuring expenditures for at least the next twelve months based on current business plans. Total market RSUs outstanding as at June 30, 2021 was 2,547,063, vesting 1% in 2021, 65% in 2022, 23% in 2023 and 11% in 2024.
However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".

The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2021:

Payments due by period (in thousands of U.S. dollars)	Total	Remaining 2021	2022	2023	2024	2025	Thereafter
Operating lease obligations	$23,146	$3,977	$2,163	$3,308	$1,931	$1,645	$10,122
Finance lease obligations	198	60	80	51	7	—	—
Purchase obligations - Contract Manufacturers(1)	119,219	119,219	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	6,449	4,502	1,780	100	67	—	—
Purchase obligation - Cloud Computing Service (3)	2,101	1,146	955	—	—	—	—
Other long-term liabilities	395	—	395	—	—	—	—
Total	$151,508	$128,904	$5,373	$3,459	$2,005	$1,645	$10,122
(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between July 2021 and December 2021. In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between July 2021 and August 2024.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between July 2021 and May 2022.
Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations, and borrowings under our credit facilities.

	2021		2020
(in thousands of U.S. dollars)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$113,747	$110,052	$160,560	$68,943	$60,111	$70,334
Unused committed revolving credit facility (1)	30,000	30,000	50,000	25,000	35,000	5,000
Total	$143,747	$140,052	$210,560	$93,943	$95,111	$75,334
(1) To access the Revolving Facility, we currently would require a waiver due to a financial covenant related to trailing profitability.

As at June 30, 2021, we have committed capital expenditures of $2.1 million (Dec 31, 2020 - $5.6 million). Our capital expenditures during the third quarter of 2021 are expected to be primarily for production, networking equipment, and software.
Credit Facilities
We have a committed senior secured revolving credit facility (the “Revolving Facility”) with CIBC as sole lender and as Administrative Agent. On February 17, 2021, we entered into an amending agreement to the Revolving Facility with CIBC, which reduced the total borrowing capacity under the Revolving Facility to $30 million from $50 million. The Revolving Facility matures on April 30, 2023 and may be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or LIBOR plus applicable margin. Availability under the amended Revolving Facility is not subject to a borrowing base. The Revolving Facility contains customary affirmative, negative and financial covenants. To access the Revolving Facility, we currently would require a waiver due to a financial covenant related to trailing profitability. As at June 30, 2021, there were no outstanding borrowings under the Revolving Facility (December 31, 2020 - $nil).

We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of June 30, 2021, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.25 million (December 31, 2020 - $1.35 million).
Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to increase our liquidity. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $30.3 million and $44.9 million Receivables in the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $41.0 million and $86.4 million). As at June 30, 2021, $24.4 million remained outstanding to be remitted to CIBC (December 31, 2020 - $19.4 million), including $4.6 million we collected from Receivables that we previously sold and have not remitted to CIBC due to timing of settlement dates (December 31, 2020 - $0.8 million). We recorded $4.6 million in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities. Discount fees, which are included in Other expense in the consolidated statements of operations, were $38,000 and $58,000 for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $0.1 million and $0.3 million).

NON-GAAP FINANCIAL MEASURES
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures include adjusted net earnings (loss) from continuing operations, adjusted basic and diluted net earnings (loss) per share from continuing operations, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), and free cash flow.
Adjusted net earnings (loss) from continuing operations excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts, and certain tax adjustments.
Adjusted EBITDA from continuing operations is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will be available to fund future working capital needs and fund future capital expenditures.
Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.
The following table provides a reconciliation of the non-GAAP financial measures to U.S. GAAP results for the three and six months ended June 30, 2021 and 2020:

(in thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Net loss from continuing operations - GAAP	$(10,036)	$(17,291)	$(38,574)	$(44,501)
Stock-based compensation and related social taxes	3,807	3,256	11,735	6,456
Phantom RSU expense	569	141	775	215
Restructuring	1,720	245	4,294	851
Acquisition-related and integration	72	185	281	185
COVID-19 government relief	(1,016)	—	(3,065)	—
CEO retirement/search	400	—	2,055	—
Ransomware incident	1,135	—	1,668	—
Other non-recurring costs	521	152	820	239
Amortization	7,267	7,823	14,575	15,549
Interest and other expense, net	111	283	221	475
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(821)	(3,955)	3,995	(1,119)
Income tax expense (recovery)	605	427	1,157	(3,292)
Adjusted EBITDA	$4,334	$(8,734)	$(63)	$(24,942)

Net loss from continuing operations - GAAP	$(10,036)	$(17,291)	$(38,574)	$(44,501)
Stock-based compensation and related social taxes	3,807	3,256	11,735	6,456
Phantom RSU expense	569	141	775	215
Restructuring	1,720	245	4,294	851
Acquisition-related and integration	72	185	281	185
COVID-19 government relief	(1,016)	—	(3,065)	—
CEO retirement/search	400	—	2,055	—
Ransomware incident	1,135	—	1,668	—
Other non-recurring costs	521	152	820	239
Acquisition-related amortization	2,890	3,886	6,025	7,775
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(821)	(3,955)	3,995	(1,119)
Income tax expense (recovery) adjustment	(357)	358	(750)	(2,338)
Adjusted loss from continuing operations	$(1,116)	$(13,023)	$(10,741)	$(32,237)

Weighted average number of shares (in thousands) - basic and diluted	36,992	36,341	36,865	36,309

Basic and diluted adjusted net loss per share from continuing operations (in dollars)	$(0.03)	$(0.36)	$(0.29)	$(0.89)

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net loss from continuing operations - GAAP	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)
Stock-based compensation and related social taxes	3,807	7,928	6,461	5,085	3,256	3,200	1,773	3,763
Phantom RSU expense	569	206	691	261	141	74	35	55
Restructuring	1,720	2,574	4,800	3,089	245	606	2,251	4,588
Acquisition-related and integration	72	209	115	140	185	—	274	291
COVID-19 government relief	(1,016)	(2,049)	(954)	(6,298)	—	—	—	—
CEO retirement/search	400	1,655	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	877	—
Ransomware incident	1,135	533	—	—	—	—	—	—
Other non-recurring costs	521	299	330	299	152	87	795	279
Amortization	7,267	7,308	7,054	8,030	7,823	7,726	7,849	7,378
Interest and other (income) expense, net	111	110	564	988	283	192	111	122
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953
Income tax expense (recovery)	605	552	(7,984)	(633)	427	(3,719)	(262)	3,864
Adjusted EBITDA	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)	$(3,193)	$3,532

Net loss from continuing operations - GAAP	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)
Stock-based compensation and related social taxes	3,807	7,928	6,461	5,085	3,256	3,200	1,773	3,763
Phantom RSU expense	569	206	691	261	141	74	35	55
Restructuring	1,720	2,574	4,800	3,089	245	606	2,251	4,588
Acquisition-related and integration	72	209	115	140	185	—	274	291
COVID-19 government relief	(1,016)	(2,049)	(954)	(6,298)	—	—	—	—
CEO retirement/search	400	1,655	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	877	—
Ransomware incident	1,135	533	—	—	—	—	—	—
Other non-recurring costs	521	299	330	299	152	87	795	279
Acquisition-related amortization	2,890	3,135	3,306	3,555	3,886	3,889	3,593	3,610
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953
Income tax expense (recovery) adjustment	(357)	(393)	(7,784)	200	358	(2,696)	415	3,933
Adjusted loss from continuing operations	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)	$(6,883)	$(289)

Weighted average number of shares (in thousands) - basic and diluted	36,992	36,736	36,534	36,417	36,341	36,277	36,222	36,179

Basic and diluted adjusted net earnings (loss) per share from continuing operations (in dollars)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)	$(0.01)

The following table provides a reconciliation of the non-GAAP free cash flow measure to similar U.S. GAAP terms:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Cash flows provided by (used in) operating activities	$15,256	$5,689	$(35,128)	$(753)
Capital expenditures and increase in intangible assets	(6,474)	(6,471)	(11,603)	(11,198)
Free Cash Flow	$8,782	$(782)	$(46,731)	$(11,951)
OFF-BALANCE SHEET ARRANGEMENTS
We have the RPA in place that allows us to sell, with limited recourse, qualifying Receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section above.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and six months ended June 30, 2021.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, valuation of goodwill and intangible assets, income taxes, royalty obligations, contingencies, stock-based compensation, and discontinued operations. We base our estimates on historical experience, anticipated results and trends, and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ materially from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2020 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.
OUTSTANDING SHARE DATA
As of August 12, 2021, we had 37,192,083 common shares issued and outstanding, 922,106 stock options outstanding exercisable into common shares at a weighted average exercise price of $17.88 and 988,591 restricted treasury share units (312,879 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 1,301,470 common shares.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes, including the methodology for calculating taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021 and applied the new standard in determining tax expense for the three and six months ended June 30, 2021. The adoption of this standard did not have a material impact on our consolidated financial statements and notes thereto and prior periods were not impacted.

INTERNAL CONTROL OVER FINANCIAL REPORTING
As a result of the ransomware incident, we made changes to certain internal controls during the first and second quarter of 2021. Certain controls and procedures were temporarily modified in order to resume production during the period that our internal systems were impacted. Following the restoration of certain internal systems, we believe that our internal control environment is operating similar to the period prior to the ransomware incident. The investigation into the impact of the ransomware incident has been substantially completed. However, there can be no assurance that further impacts to our internal controls or operations will not be identified.

Other than the modifications to the internal control environment described above, which we believe to be temporary, we did not make any significant changes in our internal control over financial reporting during the three and six months ended June 30, 2021 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
During the first and second quarter of 2021, our employees continue to work from home as the COVID-19 situation evolves in each jurisdiction. Management has concluded that these work from home arrangements have not materially affected the Company’s internal controls in the three and six months ended June 30, 2021. Management will continue to assess the impact of COVID-19 on the Company’s internal controls over financial reporting.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, derivatives such as foreign currency forward and option contracts, and accounts payable and accrued liabilities.
We have exposure to the following financial risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk. See “Business Overview - COVID-19 Impact” above.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities.

As at June 30, 2021, we had foreign currency forward contracts totaling $13.0 million Canadian dollars to purchase Canadian dollars with an average forward rate of 1.2901, maturing between July and December 2021.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.
RISKS AND UNCERTAINTIES
Sierra Wireless and its future business, operations, and financial condition are subject to various risks and uncertainties. Except as set forth below, certain of these risks and uncertainties are under the heading "Risk Factors" under Sierra Wireless' 2020 Annual Information Form, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.
As discussed above, on March 20, 2021, we were the subject of a ransomware incident on our internal IT systems. We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business.
Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices. Cyber-attacks or other breaches of network or IT systems security may in the future cause disruptions to our operations including the ability to manufacture and deliver products and to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, by third parties seeking to interrupt our ability to provide connectivity services, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks or conducting ransomware attacks, such as the ransomware incident that we experienced during Q1 of this year. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information, inadvertent exposure of our customers own information systems, the loss, theft or unauthorized processing of personal information, or disruption of our operations or service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.

Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic.
Our business operations are subject to interruption by natural disasters and catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, typhoons, tropical storms, floods, tsunamis, fires, droughts, tornadoes, public health issues and pandemics, severe changes in climate, war, terrorism, and geo-political unrest and uncertainties.
In particular, our business operations have been, and will continue to be, adversely affected as a result of government-imposed closures and other actions to contain the spread of the COVID-19 pandemic. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, supply chain and shipping disruptions, global stock market volatility, and a general reduction in consumer activity, all of which could affect customer demand, commodity prices, interest rates, credit ratings, credit risk, and inflation.
In response, the employees in all of our locations were guided to work from home as much as possible. Government restrictions and other factors outside of our control also affected our manufacturing and component supplier partners globally due to factory closures, employees working remotely and logistical challenges, as well as varying employee vaccination rates and vaccine effectiveness against emerging variants of concern. We continue to experience certain supply chain disruptions relating to some of our component suppliers, primarily as a result of the continuing impact of the COVID-19 pandemic. In particular, our contract device manufacturer in Vietnam has faced ongoing COVID-related interruptions during July and August, resulting in production interruptions and reduced output. While limited production has resumed at the Vietnam facility and we are currently building our resilience by ramping up multiple locations, including our new Mexico site for gateways and routers, the ongoing impact of these interruptions is highly uncertain. This is expected to have a material negative impact on our financial condition and results of operations, including production capacity, revenue, gross margin percentage, gross margin dollars, profit, and cash in the third quarter of 2021. As a result, we expect a decrease of cash and cash equivalents and restricted cash of approximately $60 million during the three months ended September 30, 2021. Further, logistics supporting the transportation of goods remains a challenge due to the dramatic reduction of passenger flights globally and the insufficient capacity of cargo specialized flights.
If the COVID-19 pandemic worsens or continues for a prolonged period of time, we could experience further disruptions that could severely impact our business, including:
•disruptions relating to the manufacturing of our products, including disruptions relating to component availability from our partners and suppliers;
•challenges related to supply chain and logistics due to government-imposed restrictions that inhibit the flow of goods across state boundaries; and
•continued global economic uncertainty that could impact buying patterns of our partners and customers and demand for our products and services.
These disruptions could negatively impact, and may materially negatively impact, our business, financial condition (as a result of reduced demand by customers, build-up of inventories, higher credit losses on our accounts receivable, and potential impairment of our goodwill and other assets), and results of operations in subsequent periods.
In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future. Financial volatility has also adversely affected, and may continue to adversely affect, the value of our common shares.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease (including new variants of concern), the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of vaccination campaigns and other actions to contain and treat the disease in North America, Europe, and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects to our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30, (note 1)		Six months ended June 30, (note 1)
	2021	2020	2021	2020
Revenue (note 6)
IoT Solutions	$90,309	$77,629	$164,887	$146,011
Enterprise Solutions	42,476	34,089	75,960	68,728
	132,785	111,718	240,847	214,739
Cost of sales (note 6)
IoT Solutions	65,884	54,599	118,376	104,796
Enterprise Solutions	20,670	16,111	38,513	34,010
	86,554	70,710	156,889	138,806
Gross margin	46,231	41,008	83,958	75,933
Expenses
Sales and marketing	21,423	21,192	41,244	44,746
Research and development	16,930	22,065	34,414	43,452
Administration	11,025	12,122	27,124	23,912
Restructuring (note 7)	1,720	245	4,294	851
Acquisition-related and integration	72	185	281	185
Amortization	4,389	5,324	9,013	10,715
	55,559	61,133	116,370	123,861
Loss from operations	(9,328)	(20,125)	(32,412)	(47,928)
Foreign exchange gain (loss)	1,143	3,544	(3,116)	610
Other expense (note 8)	(1,246)	(283)	(1,889)	(475)
Loss before income taxes	(9,431)	(16,864)	(37,417)	(47,793)
Income tax expense (recovery) (note 9)	605	427	1,157	(3,292)
Net loss from continuing operations	$(10,036)	$(17,291)	$(38,574)	$(44,501)
Net earnings (loss) from discontinued operations (note 5)	85	1,684	(1,237)	6,231
Net loss	$(9,951)	$(15,607)	$(39,811)	$(38,270)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	1,233	4,318	(1,667)	(548)
Comprehensive loss	$(8,718)	$(11,289)	$(41,478)	$(38,818)

Basic and diluted net earnings (loss) per share (in dollars)(note 11)
Continuing operations	$(0.27)	$(0.48)	$(1.05)	$(1.23)
Discontinued operations	—	0.05	(0.03)	0.17
	$(0.27)	$(0.43)	$(1.08)	$(1.05)
Weighted average number of shares outstanding (in thousands) (note 11)
Basic	36,992	36,341	36,865	36,309
Diluted	36,992	36,341	36,865	36,309
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$113,747	$160,560
Restricted cash	4,739	10,864
Accounts receivable (note 12)	74,969	68,575
Inventories (note 14)	46,941	32,815
Prepaids and other (note 15)	24,384	11,933
	264,780	284,747
Property and equipment, net	33,029	31,412
Operating lease right-of-use assets	17,113	20,068
Intangible assets, net	71,769	78,081
Goodwill	172,150	175,545
Deferred income taxes	1,103	1,135
Other assets	8,894	10,383
	$568,838	$601,371
Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 5, 7, and 16)	165,937	162,138
Deferred revenue (note 13)	10,389	9,862
	176,326	172,000
Long-term obligations (notes 5 and 17)	43,678	45,646
Operating lease liabilities	16,629	17,054
Deferred income taxes	9,961	10,258
	246,594	244,958
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 37,163,742 shares (December 31, 2020 - 36,619,439 shares)	451,119	441,999
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 41,765 shares (December 31, 2020 – 46,505 shares)	(512)	(542)
Additional paid-in capital	49,824	49,489
Retained deficit	(170,940)	(128,953)
Accumulated other comprehensive loss (note 18)	(7,247)	(5,580)
	322,244	356,413
	$568,838	$601,371
Commitments and contingencies (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2021
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2020	36,619,439	$441,999	46,505	$(542)	$49,489	$(128,953)	$(5,580)	$356,413
Stock option exercises (note 10)	205,554	3,997	—	—	(1,195)	—	—	2,802
Stock-based compensation (note 10)	—	—	—	—	8,515	—	—	8,515
Purchase of treasury shares for RSU distribution	—	—	201,000	(3,933)	—	—	—	(3,933)
Distribution of vested RSUs	66,292	1,019	(132,659)	2,420	(3,428)	(957)	—	(946)
Net loss	—	—	—	—	—	(29,860)	—	(29,860)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,900)	(2,900)
Balance as at March 31, 2021	36,891,285	$447,015	114,846	$(2,055)	$53,381	$(159,770)	$(8,480)	$330,091
Stock option exercises (note 10)	58,064	1,134	—	—	(336)	—	—	798
Stock-based compensation (note 10)	—	—	—	—	3,722	—	—	3,722
Purchase of treasury shares for RSU distribution	—	—	228,500	(3,530)	—	—	—	(3,530)
Distribution of vested RSUs	214,393	2,970	(301,581)	5,073	(6,943)	(1,219)	—	(119)
Net loss	—	—	—	—	—	(9,951)	—	(9,951)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	1,233	1,233
Balance as at June 30, 2021	37,163,742	$451,119	41,765	$(512)	$49,824	$(170,940)	$(7,247)	$322,244

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2020
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2019 as previously reported	36,233,361	$435,532	44,487	$(370)	$38,212	$(78,833)	$(13,216)	$381,325
Effect of adoption of ASC 326	—	—	—	—	—	(779)	—	(779)
Balance as at January 1, 2020	36,233,361	435,532	44,487	(370)	38,212	(79,612)	(13,216)	380,546
Stock-based compensation (note 10)	—	—	—	—	3,182	—	—	3,182
Purchase of treasury shares for RSU distribution	—	—	3,600	(26)	—	—	—	(26)
Distribution of vested RSUs	103,431	1,927	(42,280)	348	(2,851)	—	—	(576)
Net loss	—	—	—	—	—	(22,663)	—	(22,663)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,866)	(4,866)
Balance as at March 31, 2020	36,336,792	$437,459	5,807	$(48)	$38,543	$(102,275)	$(18,082)	$355,597
Stock-based compensation (note 10)	—	—	—	—	3,276	—	—	3,276
Purchase of treasury shares for RSU distribution	—	—	23,000	(194)	—	—	—	(194)
Distribution of vested RSUs	8,899	149	(18,533)	156	(354)	—	—	(49)
Net loss	—	—	—	—	—	(15,607)	—	(15,607)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	4,318	4,318
Balance as at June 30, 2020	36,345,691	$437,608	10,274	$(86)	$41,465	$(117,882)	$(13,764)	$347,341
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows provided by (used in):
Operating activities
Net loss	$(9,951)	$(15,607)	$(39,811)	$(38,270)
Items not requiring (providing) cash
Amortization	7,267	8,538	14,575	17,023
Stock-based compensation (note 10)	3,722	3,276	12,237	6,458
Deferred income taxes	(3)	(16)	(3)	(9)
Unrealized foreign exchange (gain) loss	(867)	(4,772)	4,161	361
Other	317	(59)	337	(207)
Changes in non-cash working capital
Accounts receivable	3,548	18,730	(7,196)	26,288
Inventories	(12,703)	(2,881)	(14,235)	(11,555)
Prepaids and other	5,150	(4,858)	(11,084)	(5,659)
Accounts payable and accrued liabilities	18,541	3,256	5,495	6,033
Deferred revenue	235	82	396	(1,216)
Cash flows provided by (used in) operating activities	15,256	5,689	(35,128)	(753)
Investing activities
Additions to property and equipment	(3,972)	(5,728)	(8,681)	(9,727)
Additions to intangible assets	(2,502)	(743)	(2,922)	(1,471)
Proceeds from sale of property and equipment	25	204	39	224
Acquisition of M2M Group, net of cash acquired (note 4(a))	—	(172)	—	(18,391)
Acquisition of M2M New Zealand, net of cash acquired (note 4(b))	(319)	—	(319)	—
Cash flows used in investing activities	(6,768)	(6,439)	(11,883)	(29,365)
Financing activities
Issuance of common shares, net of issuance cost	799	—	3,601	—
Purchase of treasury shares for RSU distribution	(3,530)	(194)	(7,463)	(220)
Taxes paid related to net settlement of equity awards	(111)	(50)	(1,057)	(626)
Decrease in other long-term obligations	(66)	(83)	(102)	(187)
Proceeds from (repayment of) short-term borrowings (note 19(b))	—	(10,000)	—	15,000
Cash flows provided by (used in) financing activities	(2,908)	(10,327)	(5,021)	13,967
Effect of foreign exchange rate changes on cash and cash equivalents	672	766	(906)	(475)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	6,252	(10,311)	(52,938)	(16,626)
Cash, cash equivalents and restricted cash, beginning of period	112,234	72,768	171,424	79,083
Cash, cash equivalents and restricted cash, end of period	$118,486	$62,457	$118,486	$62,457
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
1.    BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2020 audited annual consolidated financial statements, except as indicated in note 2 and note 6. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2020 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.
The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.
On November 18, 2020, the Company completed the divestiture of its automotive embedded module product line. Substantially all of the assets and operations related to its automotive embedded module product line were sold to Rolling Wireless (H.K.) Limited, a consortium led by Fibocom Wireless Inc. of Shenzhen. In accordance with U.S. GAAP, the results of operations of the automotive business have been presented as discontinued operations in the Company's consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2021 and 2020. Prior period results have been restated to conform with current presentation.
COVID-19 Impact
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our financial results and the recoverable amount of our reporting units.
Ransomware Incident
On March 20, 2021, Sierra Wireless was the subject of a ransomware incident on our internal IT systems and corporate website. As a result of the incident, we temporarily halted production at our manufacturing sites. Certain controls and procedures were temporarily modified in order to resume production during the period that our internal systems were impacted. The investigation into the impact of the ransomware incident has been substantially completed. However, there can be no assurance that further impacts to our internal controls or operations will not be identified.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
2.    ACCOUNTING STANDARDS
Recently implemented accounting standards
In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes, including the methodology for calculating taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021 and applied the new standard in determining tax expense for the three and six months ended June 30, 2021. The adoption of this standard did not have a material impact on our consolidated financial statements and notes thereto and prior periods were not impacted.
3.    SIGNIFICANT ACCOUNTING POLICIES
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.
Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
Following the Company's reorganization of its reporting structure (see note 6), the composition of our reporting units have changed. The Company has reassigned assets and liabilities to the new reporting units and has reassigned goodwill to the new reporting units using a relative fair value allocation approach. As at January 1, 2021, the carrying value of goodwill of our new IoT Solutions and Enterprise Solutions reporting unit is $78.4 million and $97.1 million, respectively.
We performed two goodwill impairment tests, one immediately before and one after January 1, 2021, the effective date the Company reorganized its reporting structure. We assessed the recoverability of goodwill as at January 1, 2021 for each of the identified reporting units and determined that the fair value of each of the reporting units exceeded its carrying value under both scenarios. We did not identify any indicators of impairment for the three and six months ended June 30, 2021.
Comparative Figures
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform with current period presentation. We reclassified certain Accounts Payable and Accrued Liabilities balances previously presented. From 'Other' we reclassified $11,073 to 'Trade payables and accruals' and $8,897 to 'Sales credits' to better reflect the nature of balances (see note 16).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
4.    ACQUISITIONS
(a)     Acquisition of M2M Group
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and
D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21,102, comprised of cash consideration to the shareholders of $19,587 for 100% of the equity of the M2M Group, plus approximately $1,343 for the retirement of certain obligations and $172 for normal course working capital adjustments. The purchase consideration has been fully paid and settled during the second quarter of 2020.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at January 7, 2020. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill. The allocation of the purchase price was finalized as of June 30, 2020.
The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	$2,712
Net working capital	(640)
Deferred revenue	(914)
Identifiable intangible assets	16,064
Goodwill	8,699
Deferred income tax liability	(4,819)
Fair value of net assets acquired	$21,102
Goodwill of $8,699 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.
The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$14,646
Brand	5 years	1,418
		$16,064
There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
(b)     Acquisition of M2M New Zealand
On December 15, 2020, we completed the acquisition of M2M One NZ Ltd ("M2M New Zealand") in New Zealand. Total purchase consideration for the acquisition of M2M New Zealand was $4,005, comprised of cash consideration to the shareholders of $3,605 for 100% of the equity of M2M New Zealand, of which $319 related to a tax holdback that we paid to the sellers in June 2021, plus a $400 cash holdback amount to be released to the sellers on December 15, 2021 to secure the purchaser's rights of indemnification under the share purchase agreement.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at December 15, 2020. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.
The preliminary fair value of tangible and intangible assets acquired were based upon preliminary valuations. Our estimates and assumptions reflected in such preliminary valuations are subject to change within the measurement period (up to one year from the acquisition date). The primary areas that remain preliminary relate to the fair values of intangible assets, deferred income taxes and goodwill.
The following table summarizes the preliminary values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	$218
Net working capital	42
Tangible assets	3
Deferred revenue	(5)
Identifiable intangible assets	1,853
Goodwill	2,377
Deferred income tax liability	(483)
Fair value of net assets acquired	$4,005
Preliminary goodwill of $2,377 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.
The following table provides the components of the preliminary identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$1,542
Brand	5 years	311
		$1,853

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
5.    DISPOSITION OF AUTOMOTIVE BUSINESS
On November 18, 2020, we completed the sale of substantially all of the assets and operations related to our Shenzhen, China-based automotive embedded module product line ("Automotive Business") to Rolling Wireless (H.K.) Limited for total gross proceeds of $165,000 in cash, subject to adjustments to working capital, including $10,000 of proceeds held in escrow that we recorded in Restricted Cash at December 31, 2020 and were released on January 8, 2021.
As at June 30, 2021, we retained $11,754 royalty accruals relating to the Automotive Business of which $1,095 is included in Accounts payable and accrued liabilities and $10,659 is included in Long-term obligations. As at June 30, 2021, we retained product warranties of $1,528 relating to the Automotive Business, which is included in Accounts Payable and accrued liabilities.
The results related to the Automotive business have been presented as discontinued operations in the consolidated statements of operations and comprehensive loss and were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$—	$32,344	$—	$86,899
Cost of sales	—	27,482	—	73,375
Gross margin	—	4,862	—	13,524
Expenses (recovery)	(85)	2,574	1,237	4,948
Earnings (loss) before income taxes	85	2,288	(1,237)	8,576
Income tax expense	—	604	—	2,345
Net earnings (loss) from discontinued operations	$85	$1,684	$(1,237)	$6,231

The cash flows related to the Automotive business included in the consolidated statements of cash flows were as follows:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows provided by (used in) discontinued operations
Net cash used in operating activities	$(197)	$(5,051)	$(1,228)	$(9,126)
Net cash used in investing activities	—	(525)	—	(871)
Net cash used in discontinued operations	$(197)	$(5,576)	$(1,228)	$(9,997)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
6.    SEGMENTED INFORMATION
We disaggregate our revenue from contracts with customers into reportable segments (see consolidated statements of operations and comprehensive loss), type and geographical region.
Our segments have changed from those reported at December 31, 2020. Following the sale of our Automotive Business in November 2020, the Company initiated certain strategic, organizational and operational structure changes to better reflect the reduced size of our businesses. During the first quarter of 2021, senior management has transitioned into re-aligning the business under the new structure. We revised our reportable segments to better reflect the way the Company manages its business, operating under two reportable segments: (i) IoT Solutions and (ii) Enterprise Solutions. We have retroactively restated prior period information to align with this new segmentation.
IoT Solutions (New)
Our new IoT Solutions segment includes our cellular wireless IoT module solutions, IoT connectivity services, embedded broadband solutions, and Octave edge-to-cloud solution.
Enterprise Solutions
Our Enterprise Solutions include our range of Sierra Wireless AirLink routers, IoT gateways, IoT applications and advanced network management, managed connectivity services, and mobility applications.
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not present asset information on a segmented basis.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue from continuing operations
Product	$97,595	$84,820	$171,984	$161,128
Connectivity, software, and services(1)	35,190	26,898	68,863	53,611
	$132,785	$111,718	$240,847	$214,739
    (1) previously called 'Recurring and other services'
REVENUE BY GEOGRAPHICAL REGION

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue from continuing operations
Americas	$57,863	$51,903	$105,305	$100,327
Europe, Middle East and Africa	22,684	17,593	41,903	37,948
Asia-Pacific	52,238	42,222	93,639	76,464
	$132,785	$111,718	$240,847	$214,739

We sell certain products through resellers, original equipment manufacturers and wireless service providers, who sell these products to end-users. We did not have any customers during the three and six months ended June 30, 2021 or 2020 that accounted for more than 10% of total revenue. We did not have any

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
customers as at June 30, 2021 and December 31, 2020 that accounted for more than 10% of total Trade Accounts Receivable. We had one customer as at June 30, 2021 that accounted for 26% and two customers as at December 31, 2020 that accounted for 22% and 15% of total Contract Assets, respectively.
7.    RESTRUCTURING
On April 30, 2019, we announced certain initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company. During the three and six months ended June 30, 2021, no expenses were incurred relating to these initiatives (three and six months ended June 30, 2020 – $0.2 million and $0.9 million, respectively). As at June 30, 2021, outstanding liability of $1.0 million is included in Accounts payable and accrued liabilities. The liability relates to outplacement and training costs where employees have up to 30 months from their termination notices to submit the claim.

In the third quarter of 2020, we took the first step to initiate actions to reduce our operating expenses, in conjunction with the sale of our Automotive Business in the fourth quarter of 2020. We implemented certain organizational changes, including consolidation of our engineering resources resulting in a reduction of our engineering team in Hong Kong. These actions are part of our transformation to a Device-to-Cloud IoT solutions company. This initiative to June 30, 2021 affected 146 employees in various locations and functions within the Company. During the six months ended June 30, 2021, approximately 26 employees were impacted, and we recorded $3.5 million for severances and related costs. As at June 30, 2021, the outstanding liability of $1.0 million for this initiative is included in Accounts Payable and accrued liabilities and is expected to be paid by the end of February 2022. In addition, we expensed $0.8 million under a separate initiative during the three and six months ended June 30, 2021 and the outstanding liability of this initiative was $0.4 million as at June 30, 2021.
The following table provides the activity in the restructuring liability:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Balance, beginning of period	$4,188	$4,415	$5,750	$8,655
Expensed- continuing operations	1,720	245	4,294	851
Expensed- discontinued operations	—	—	—	9
Disbursements	(3,527)	(2,197)	(7,607)	(6,898)
Foreign exchange	52	44	(4)	(110)
	$2,433	$2,507	$2,433	$2,507

Classification:
Accounts payable and accrued liabilities	2,433	2,507	2,433	2,507
	$2,433	$2,507	$2,433	$2,507

By restructuring initiative:
April 2019	1,004	2,507	1,004	2,507
Q3 2020	1,006	—	1,006	—
Other	423	—	423	—
	$2,433	$2,507	$2,433	$2,507

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
8.    OTHER EXPENSE

The components of other expense for the three and six months ended June 30, 2021 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest income	$(11)	$—	$(63)	$(3)
Interest expense	64	169	106	199
Discount fees	38	110	58	271
Financing costs	(11)	4	57	8
Ransomware incident insurance recovery (note 1)	(2,463)	—	(6,680)	—
Ransomware incident expense (note 1)	3,598	—	8,348	—
Other	31	—	63	—
	$1,246	$283	$1,889	$475

9.    INCOME TAXES AND GOVERNMENT ASSISTANCE
Income tax expense of $605 and $427 in the three months ended June 30, 2021 and 2020, respectively, is corporate income tax resulting from ordinary business in various jurisdictions. Income tax recovery of $3,292 for the six months ended June 30, 2020 included a tax recovery of $2,288 under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States and a notional income tax recovery (corresponding notional income tax expense recorded under discontinued operations) of $604 and $2,345 for the three and six months ended June 30, 2020, respectively, as a result of the sale of our Automotive Business.
In the three and six months ended June 30, 2021, the Company recorded government assistance as follows:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Cost of sales	$14	$57
Sales and marketing	249	731
Research and development	569	1,746
Administration	184	531
	$1,016	$3,065

Government Assistance by Type
Canada Emergency Wage Subsidy	$1,002	$2,823
Canada Emergency Rent Subsidy	14	157
Other COVID-19 related subsidies	—	85
	$1,016	$3,065
The Company did not record any government assistance in the three and six months ended June 30, 2020.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
10.    STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of sales	$80	$65	$185	$114
Sales and marketing	945	942	2,309	1,946
Research and development	809	654	1,868	1,396
Administration	1,888	1,595	7,288	2,958
Continuing operations	$3,722	$3,256	$11,650	$6,414
Discontinued operations	—	20	587	44
	$3,722	$3,276	$12,237	$6,458
Stock option plan	$341	$536	$797	$1,129
Restricted stock plan	3,381	2,740	11,440	5,329
	$3,722	$3,276	$12,237	$6,458

As at June 30, 2021, the unrecognized compensation expense related to non-vested stock options and restricted share units was $1,878 and $28,915 (December 31, 2020 – $2,763 and $30,055), respectively, which is expected to be recognized over weighted average periods of 2.2 and 2.0 years (December 31, 2020 – 2.4 and 1.8 years), respectively.
Stock option plan
The following table presents stock option activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of Options	2021	2020	2021	2020
Outstanding, beginning of period	1,091,826	1,444,493	1,361,111	1,588,143
Granted	—	—	—	8,865
Exercised	(58,064)	—	(263,618)	—
Forfeited/expired	(83,646)	(79,815)	(147,377)	(232,330)
Outstanding, end of period	950,116	1,364,678	950,116	1,364,678
Exercisable, beginning of period	617,019	873,801	826,756	824,073
Exercisable, end of period	600,535	889,567	600,535	889,567

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant stock options to employees, officers and directors. At the Company's Annual General Meeting of Shareholders on June 2, 2021, shareholders approved a resolution to amend and restate the terms of the Plan. The amendments increased the maximum number of shares issuable pursuant to the Plan to 9.7% (increased from 8.9%) of the number of issued and outstanding common shares from time to time, provided that in no event will more than 7,000,000 common shares be issued as "incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code". In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 9.7% (increased from 8.9%) of the number of issued and outstanding common shares from time to time.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
The Plan provides that the exercise price of a stock option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Stock options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each full succeeding month thereafter. We determine the expiry date of each stock option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the stock market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the stock option. The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2021 was $181 and $923 (three and six months ended June 30, 2020 - $nil as there were no stock option exercises).
The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Risk-free interest rate	N/A	N/A	N/A	1.38%
Annual dividends per share	N/A	N/A	N/A	Nil
Expected stock price volatility	N/A	N/A	N/A	49%
Expected option life (in years)	N/A	N/A	N/A	4.0
Average fair value of options granted (in dollars)	N/A	N/A	N/A	$3.45

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each stock option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the stock options being valued. The expected life of stock options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur. We did not issue any stock options in the three and six months ended June 30, 2021.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of RSUs	2021	2020	2021	2020
Outstanding, beginning of period	3,377,407	2,475,247	3,791,283	1,815,759
Granted	735,901	—	782,764	928,390
Vested / settled	(523,590)	(33,465)	(776,419)	(243,174)
Forfeited	(36,765)	(24,210)	(246,145)	(83,403)
Added by performance factor	100	—	1,570	—
Outstanding, end of period	3,553,053	2,417,572	3,553,053	2,417,572

Outstanding – vested and not settled	267,859	241,756	267,859	241,756
Outstanding – unvested	3,285,194	2,175,816	3,285,194	2,175,816
Outstanding, end of period	3,553,053	2,417,572	3,553,053	2,417,572
We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws.
At the Company's Annual General Meeting of Shareholders on June 2, 2021, shareholders approved a resolution to amend the treasury based restricted share unit plan (the "Treasury Plan"). The amendments increased the maximum number of shares issuable pursuant to outstanding awards under the Treasury Plan to 9.7% (increased from 4.6%) of the number of issued and outstanding shares from time to time. In addition, the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 9.7% (increased from 8.9%) of the number of issued and outstanding shares. With respect to the two market-based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution. As at June 30, 2021, there were 2,547,063 market RSUs outstanding.
Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one to two years. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
We include a performance-based component to certain grants of units under our RSPs ("PSUs"). We have two types of PSUs, depending on their performance-based metric. PSUs, with a market condition, are measured against an external benchmark index. The fair value of these PSUs at date of grant are determined using the Monte Carlo simulation model. PSUs, with a performance condition, are measured against an internal performance benchmark based on achieving connectivity, software, and service revenue targets or cost savings initiatives or profitability target. The fair value of these PSUs is based on the Company's stock

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
price on the date of grant adjusted for expected attainment with changes to expected attainment recorded in subsequent periods. All PSUs have a three year cliff-vesting.
In 2021, the Board of Directors approved the issuance of PSUs that are measured against financial metrics that are determined by the Company at the beginning of each fiscal year for the performance period. The determination of the number of awards that will be attained at vesting is based on achieving the financial metric target in each of three individual fiscal years. Each tranche contains an independent annual performance condition and cliff vest on the third anniversary date. Since the financial metric for each tranche is determined at the beginning of each fiscal year in the performance period, each tranche has a separate grant date and the fair value of the PSUs is determined at each grant date using the Company's stock price on grant date adjusted for expected attainment with changes to expected attainment recorded in subsequent periods. In 2021, the Company issued a total of 41,009 PSUs (of this type) of which 13,671 are considered granted, representing the first tranche as performance condition (profitability target) for the first tranche has been established and communicated to employees. Since the performance conditions for the second and third tranche are not initially known and communicated to employees, 27,338 PSUs are not considered granted and are excluded in the above RSU continuity table.
The aggregate intrinsic value of RSUs that vested and settled in the three and six months ended June 30, 2021 $7,847 and $12,372, respectively (three and six months ended June 30, 2020 – $283 and $2,183).
11.    EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net earnings (loss)
Net loss from continuing operations	$(10,036)	$(17,291)	$(38,574)	$(44,501)
Net (loss) earnings from discontinued operations	85	1,684	(1,237)	6,231
	$(9,951)	$(15,607)	$(39,811)	$(38,270)
Weighted average shares used in computation of:
Basic	36,992	36,341	36,865	36,309
Diluted	36,992	36,341	36,865	36,309
Basic and diluted net earnings (loss) per share (in dollars):
Continuing operations	$(0.27)	$(0.48)	$(1.05)	$(1.23)
Discontinued operations	—	0.05	(0.03)	0.17
	$(0.27)	$(0.43)	$(1.08)	$(1.05)
In loss periods, potential common shares are not included in the computation of diluted net earnings (loss) per share, because to do so would be anti-dilutive.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
12.    ACCOUNT RECEIVABLES
The movement in the allowance for expected credit losses during the six months ended June 30, 2021 was as follows:

Six months ended June 30, 2021
Balance, beginning of period	$3,631
Current-period provision (recoveries) for expected credit losses	(507)
Write-offs charged against allowance for credit losses	(386)
Recoveries of amounts previously written off	31
Foreign exchange	(27)
Balance, end of period	$2,742

13.    CONTRACT BALANCES
The following table provides the changes in contract balances:

	June 30, 2021	December 31, 2020	Change
Contract assets	$2,136	$2,132	$4
Deferred revenue - current	10,389	9,862	527
Deferred revenue - noncurrent	7,217	7,863	(646)
Contract assets are included in Accounts receivable in our consolidated balance sheets.
During the three and six months ended June 30, 2021, $2,702 and $6,239 of deferred revenue was recognized in revenue that was included in the deferred revenue balance as at December 31, 2020, respectively (three and six months ended June 30, 2020 - $2,406 and $5,863).
14.    INVENTORIES
The components of inventories were as follows:

	June 30, 2021	December 31, 2020
Electronic components	$36,207	$19,468
Finished goods	10,734	13,347
	$46,941	$32,815

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
15.    PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	June 30, 2021	December 31, 2020
Inventory advances	$11,831	$1,434
Insurance and licenses	673	873
Deposits	3,329	2,665
Contract acquisition and fulfillment costs	1,939	1,850
Other	6,612	5,111
	$24,384	$11,933
In the three and six months ended June 30, 2021, $436 and $878, respectively, of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (three and six months ended June 30, 2020 - $272 and $542).
16.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	June 30, 2021	December 31, 2020
Trade payables and accruals	$92,210	$78,323
Inventory commitment reserve	1,046	475
Accrued royalties	8,441	10,698
Accrued payroll and related liabilities	19,139	21,244
Professional services	6,842	5,329
Taxes payable (including sales taxes)	4,091	4,979
Product warranties (note 20 (a)(iii))	5,106	5,804
Sales credits	16,900	19,629
Restructuring liability (note 7)	2,433	5,750
Operating lease liabilities	4,224	7,376
Finance lease liabilities	92	171
Other	5,413	2,360
	$165,937	$162,138

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
17.    LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	June 30, 2021	December 31, 2020
Accrued royalties	$32,091	$33,218
Deferred revenue	7,217	7,863
Finance lease liabilities	60	8
Other	4,310	4,557
	$43,678	$45,646
Remaining performance obligations
    As at June 30, 2021, we had $37,136 of remaining performance obligations to be recognized (December 31, 2020 - $21,608), of which we expect to recognize approximately 17% in 2021 and 59% in 2022, and 24% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.
18.    ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Balance, beginning of period	$(8,480)	$(18,082)	$(5,580)	$(13,216)
Foreign currency translation adjustments	359	2,987	462	(368)
(Loss) gain on long term intercompany balances	874	1,331	(2,129)	(180)
Balance, end of period	$(7,247)	$(13,764)	$(7,247)	$(13,764)

19.    FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -        Quoted prices in active markets for identical assets or liabilities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Level 2 -    Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -    Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under long-term obligations approximate their fair values.
Derivatives, such as foreign currency forward and options contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).
Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.
As at June 30, 2021, we were committed to foreign currency forward contracts totaling $13.0 million Canadian dollars to purchase Canadian dollars with an average forward rate of 1.2901 maturing between July and December 2021. We recorded unrealized loss of $4 and $297 in Foreign exchange gain (loss) for those outstanding contracts in the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - unrealized gain of $1,479 and $256).
(b) Credit facilities
We have a committed senior secured revolving credit facility (the “Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent. On February 17, 2021, we entered into an amending agreement to the Revolving Facility with CIBC, which reduced the total borrowing capacity under the Revolving Facility to $30 million from $50 million. The Revolving Facility matures on April 30, 2023 and may be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or LIBOR plus applicable margin. Availability under the amended Revolving Facility is not subject to a borrowing base. The Revolving Facility contains customary affirmative, negative and financial covenants. To access the Revolving Facility, we currently would require a waiver due to a financial covenant related to trailing profitability. As at June 30, 2021, there were no outstanding borrowings under the Revolving Facility (December 31, 2020 - $nil).
(c) Letters of credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of June 30, 2021, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.25 million (December 31, 2020 - $1.35 million).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
(d) Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to increase our liquidity. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $30,252 and $44,850 Receivables in the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $41,024 and $86,365). As at June 30, 2021, $24,407 remained outstanding to be remitted to CIBC (December 31, 2020 - $19,388), including $4,639 we collected from Receivables that we previously sold and have not remitted to CIBC due to timing of settlement dates (December 31, 2020 - $764). We recorded $4,639 in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities. Discount fees, which are included in Other expense in the consolidated statements of operations, were $38 and $58 for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $110 and $271).
20.    COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products
(i)    Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate is revised accordingly.
(ii)    We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
(iii)    We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Balance, beginning of period	$5,618	$5,804
Provisions	366	656
Expenditures	(878)	(1,354)
Balance, end of period	$5,106	$5,106

(b) Other commitments
We have purchase commitments totaling approximately $119,219 (December 31, 2020 - $93,865), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between July 2021 and December 2021. In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
We have purchase commitments totaling approximately $6,449 (December 31, 2020 - $2,836) with certain mobile network operators under which we have committed to buy a minimum amount of wireless data and wireless data services between July 2021 and August 2024.
We also have purchase commitment totaling approximately $2,101 (December 31, 2020 - $2,458) with a supplier under which we have committed to buy a minimum amount of cloud computing services between July 2021 and May 2022.
(c) Legal proceedings
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business. We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions;

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.
In June 2021, American Patents LLC filed a patent infringement lawsuit in the United States District Court for the Western District of Texas asserting patent infringement by us in respect of four patents allegedly related to interactions between smart devices and communications networks. The lawsuit is in the initial pleadings stage.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit made certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. The lawsuit was dismissed with prejudice in April 2021.
In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC, and they became a plaintiff in the lawsuit in June of that year. In May 2021, the Court entered final judgement in favor of Sierra Wireless, which judgment was not appealed by the plaintiff. In April 2021, Sierra filed a motion for attorneys’ fees; the Court’s ruling on this motion is pending.
Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents allegedly related to technology for 2G, 3G and 4G cellular communications networks. The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us. Inter Partes Review (“IPR”) petitions filed by us and others with the United States Patent and Trademark Office have been instituted with respect to eleven of the patents involved in the First Suits and Sisvel has stipulated to a stay of the First Suits. In May 2020, the First Suit Plaintiffs together with Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents allegedly related to technology for 3G and 4G cellular communications networks. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us. IPR petitions have been filed by us and others with respect to all of the patents involved in the Second Suits, and decisions on institution of those IPR petitions are pending. The Second Suits have been stayed pending

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
the results of the IPR procedure. We do not admit that Sierra owes indemnity in response to any of the customer requests with respect to the above matters.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com